Mail Stop 3561

								February 9, 2006

Todd Wallace
President
GE-WMC Mortgage Securities LLC
3100 Thornton Avenue
Burbank, CA 91504

      Re:	GE-WMC Mortgage Securities LLC
		Registration Statement on Form S-3
		Filed January 20, 2006
		File No. 333-131203

Dear Mr. Wallace:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement - Certificates

General
4. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on pages S-22 and S-54 of this prospectus supplement, and on pages S-18 and S-42 of the prospectus supplement for notes.

Optional Termination, page S-6
5. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled
"Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.



Use of Proceeds, page S-20
6. We note your disclosure here and on page 18 of the base prospectus that you will use net proceeds from the sale of securities in part to pay the costs of structuring and issuing the securities. Please expand the disclosure in your prospectus supplements to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.

Description of the Certificates, page S-43

The Cap Contract, page S-49
7. Please revise to provide the information required by Item 1115(a)(4) of Regulation AB.
8. To the extent practicable, please provide bracketed disclosure if the significant percentage of the relevant interest rate corridor is
10% or more.  Refer to Items 1115(b)(1) and (2) of Regulation AB.

Pooling and Servicing Agreement, page S-52

Certain Matters Regarding the Servicer, page S-57
9. We note that the servicer may delegate its duties and obligations to a sub-servicer. Please include a bracketed placeholder for additional disclosure concerning a possible sub-servicer. Refer to
Item 1108(a) of Regulation AB.

Prospectus Supplement - Notes

Summary of Prospectus Supplement, page S-1
10. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.

The Indenture and Owner Trust Agreement, page S-45

Optional Redemption, page S-48
11. Please provide a legal analysis to support how the optional redemption meets the requirements under Rule 3a-7 of the Investment
Company Act.



Base Prospectus

Description of the Trust Funds, page 11

Description of the Mortgage Assets to Be Included in a Trust Fund, page 12
12. We note from the last bulleted sentence on page 14 that your prospectus supplement may include assets that were not described as contemplated in the base prospectus. Please see our related comment
3 on the point above and revise accordingly.
13. We note from your disclosure on page 15 that mortgage loans included in the asset pool may be delinquent. Please confirm that you will provide the disclosure required by Items 1111(c) and 1100(b)
in that eventuality.

Yield and Maturity Considerations, page 18

Security Interest Rate, page 19
14. We note the disclosure that for variable or adjustable security interest rates, that the method of determining the interest rate will be described in the supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of Credit Support, page 63
15. Please revise to specify what you mean by your reference to another method of credit support described in the related prospectus supplement. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.
16. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.








Purchase Obligations, page 72
17. Please tell us how each of the purchase obligations you discuss might work. If any of the obligations can be held by securityholders of the issuing entity, please explain why they do not create a redeemable security. If there is a possible remarketing procedure for any of the securities, please revise the base to include a discussion of the possible remarketing.

Part II

Undertakings, page 2
18. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
								Assistant Director

cc:	Via Facsimile (212) 912-7751
	Kathryn Cruze, Esquire
	Thacher Proffitt & Wood LLP
	Two World Financial Center
	New York, NY 10281
GE-WMC Mortgage Securities LLC
February 9, 2006
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